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                                                                     EXHIBIT 4.1

FORM OF EMPLOYMENT AGREEMENT
MEMBERS OF BOARD OF MANAGEMENT

Chairman of the Supervisory Board

[           ]

Amstelveen, [           ]



Dear [      ],

Further to the talks held with you, I am pleased to confirm the following on behalf of the Supervisory Board:

It has been agreed that you will join N.V. Directie der Koninklijke Luchtvaartmaatschappij as of [ ].

N.V. Directie is made up of a Chief Executive Officer, a Chief Operations Officer, a Chief Human Resources Officer and a Chief Financial Officer. You will be appointed [ ], with offices in Amstelveen.

Upon your appointment as Managing Director of KLM, the 'Regulations on the Remuneration of the Company's Managing Directors' will be applicable to you as of [ ] (see enclosure).

Your formal appointment as a member of the Managing Board will take place after the next Annual General Meeting of Shareholders.

In so far as permitted by the Regulations, the Supervisory Board has resolved, with effect from [ ] as follows:

1. Your Total Fixed Income (TFI) will be equal to 12 times your monthly salary including your vacation allowance. Your TFI will amount to [ ].

2. With regard to the Pension Plan, your entitlements will be insured with Algemeen Pensioenfonds der KLM in accordance with the fund's Pension Regulations. A number of departures from the standard provisions are applicable to members of N.V. Directie, as laid down in the enclosed 'Pension Plan Regulations for the Company's Managing Directors' (see enclosure). Further agreements will be made with you regarding supplementary pension entitlements.

3. You are entitled to a company car with driver. Please consult the CEO with respect to the choice of car.

4. KLM will take out group accident insurance in your name with a maximum cover of [ ]. This amount will be paid in the event both of your accidental death and of your accidental permanent incapacity. In the event of your accidental death, the beneficiary will be your spouse or other partner recognized by KLM. The insurance premium will be paid in full by KLM. The group accident insurance cover will be applicable at all times, both during and after working hours. Further information is included in the KLM Accident Insurance Regulations.
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On behalf of the Supervisory Board, I would like to express my confidence that your appointment will meet the expectations that you and the KLM community have raised.

Yours sincerely,




Floris A. Maljers
Chairman of the Supervisory Board

Enclosures:  Regulations on the Remuneration of the Company's Managing
             Directors, September 1, 1999 Pension Plan Regulations for the Company's Managing Directors, February 21, 2003


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             REGULATIONS ON THE REMUNERATION OF THE COMPANY'S MANAGING DIRECTORS
                                                EFFECTIVE DATE SEPTEMBER 1, 1999
--------------------------------------------------------------------------------

1.   SCOPE OF APPLICATION

     These regulations shall be applicable to the Company's Managing Directors.

2.   REMUNERATION POLICY

     The remuneration policy is also based on following the general trend applicable to the KLM Executive level and the specific circumstances associated with the position of Managing Director.

3.   AMOUNT OF THE REMUNERATION

     The amount of the Managing Directors' remuneration shall be set by the Supervisory Board on an annual basis and shall consist of a Total Fixed Income and a Variable Income.

     A.   TOTAL FIXED INCOME

          The Total Fixed Income (TFI) consists of the total guaranteed annual income, being 12 monthly salary payments plus the vacation allowance payable in accordance with clause 4 below.

          For each individual Managing Director - subject to his position - the Supervisory Board shall set the initial remuneration upon appointment, the maximum remuneration and the way in which the maximum remuneration can be realized. Each Managing Director shall receive written confirmation of the remuneration plan applicable to him.

          In September of each year, the Supervisory Board shall determine whether and, if so, to what extent a general revision of the Managing Directors' remuneration shall be made on the grounds of the provisions of clause 2 above. The Managing Directors shall be informed in writing of any increase.

          General salary changes applicable to the KLM Executive level shall not automatically be applied to the remuneration of the Managing Directors.

     B.   VARIABLE INCOME

          Managing Directors shall qualify for a Variable Income equal to a percentage of the Total Fixed Income set for them. The percentage shall range from 0% to 50% depending on the degree to which set targets are achieved, whereby the following performance levels shall be applicable:


          PERFORMANCE LEVEL                             COLLECTIVE TARGET                   INDIVIDUAL TARGET(s)             TOTAL
          -----------------                             -----------------                   --------------------             -----
          5 = comfortably above target                          30.0%                            20.0%                       50.0%
          4 = above target                                      25.0%                            15.0%                       40.0%
          3 = at target                                         20.0%                            10.0%                       30.0%
          2 = nearly at target                                  10.0%                             5.0%                       15.0%
          1 = target not achieved                                0.0%                             0.0%                        0.0%

          The collective target for Managing Directors is Group operating income.

          In around March each year, the Supervisory Board and the Managing Directors shall agree the collective and individual targets for the coming business planning year and also define the performance levels from 1 through 5.


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             REGULATIONS ON THE REMUNERATION OF THE COMPANY'S MANAGING DIRECTORS

          At the end of each business planning year, the Supervisory Board shall determine the net pretax Group result, after which the percentage of the Variable Income shall be set. If the net pretax Group result is not positive, the performance shall always be deemed to be 'target not achieved' (performance level 1). Variable Income shall be paid out, where applicable, in the month following the Annual General Meeting of Shareholders.

          Variable Income does not qualify as pensionable earnings.

4.   VACATION ALLOWANCE

     Managing Directors shall be granted a vacation allowance as applicable to the KLM Executive level.

5.   PENSION PLAN

     The Managing Directors shall be members of a pension plan that guarantees appropriate old age, surviving dependant's and incapacity pensions, whereby a Managing Director's pension shall, wherever possible, follow movements in his remuneration during active service and be adjusted by means of a price and salary index (see appendix) after active service. Pensionable earnings shall be the Total Fixed Income.

6.   PARTICIPATION PLAN

     The Managing Directors shall be members of a participation plan pursuant to the KLM Participation Regulations with Appendices, as approved by the Supervisory Board on March 16, 1999 and since amended and supplemented by the Supervisory Board. In accordance with the criteria and conditions laid down in the Participation Regulations, the Supervisory Board shall determine once a year, namely on a date shortly after publication of the annual figures, whether participations will be granted to the Managing Directors. The maximum number of participations that may be granted each year is 25,000.

7.   BUSINESS ENTERTAINMENT ALLOWANCE

     The Managing Directors shall receive a business entertainment allowance of EUR 5,280 per annum.

8.   SUPERVISORY DIRECTORSHIPS

     Acceptance of the position of supervisory director at an enterprise outside KLM Group shall require the approval of the Chairman of the Supervisory Board. The Managing Directors shall cede to KLM any right to income arising from a supervisory directorship.

9.   OTHER BENEFITS

     Other benefits shall be set by the Supervisory Board with due regard for the demands associated with the position of Managing Director and/or that which is customary for such a position.

10.  SPECIAL CIRCUMSTANCES

     In special circumstances, the Supervisory Board may depart from the above.


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             REGULATIONS ON THE REMUNERATION OF THE COMPANY'S MANAGING DIRECTORS
                                                               FEBRUARY 21, 2003
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PENSION PLAN REGULATIONS FOR THE COMPANY'S MANAGING DIRECTORS

The pension entitlements of the Company's Managing Directors are insured with Algemeen Pensioenfonds der KLM.

The pensions are insured in accordance with the terms and conditions laid down in the pension fund's Pension Regulations 2002 and associated Prepension Regulations, on the understanding that:

a. the old age pension per year of pensionable service shall be equal to 2 1/6%*) of net pensionable earnings, with a maximum old age pension of 65% of the last earned net pensionable earnings;

b. the old age pension shall become payable on the pension date, being the first day of January following the 62nd birthday, such subject to the Supervisory Board's power to agree an earlier or later pension date with each Managing Director separately;

c. in the event of the old age pension having a later pension date, the pension build-up shall be continued only if and in so far as the maximum old age pension is not exceeded;

d. the full pension premium and prepension premium shall be for the account of KLM, such that the pension is non-contributory for the Managing Directors;

e. each Managing Director may opt for an earlier retirement date lying between the first day of January following his 60th birthday and the aforementioned pension date. The Managing Director is to inform KLM hereof no later than 12 months before his chosen early retirement date;

f. where a Managing Director opts for early retirement, he shall receive a prepension as from the early retirement date up to the first day of January following his 62nd birthday;

g. the prepension per year of pensionable service as from the age of 50 shall be equal to 7% of the last earned gross pensionable earnings, up to a maximum prepension of 65% of last earned gross pensionable earnings. Where applicable, the prepension accrued in the prepension plan shall be supplemented up to the aforementioned maximum from the KLM guarantee plan of the Pension Protocol of June 2002;

h. where any decision in the pension regulations or prepension regulations is placed in the hands of the Board of Algemeen Pensioenfonds der KLM, the Supervisory Board of KLM shall be read in its stead for the application of the Managing Directors' pension plan.

*) With the entry into force of the Pensions (Taxation) Act as of June 1, 1999, the pension fraction shall be reduced as of June 1, 2004 from 2 1/6% to 2% per year of pensionable service. The maximum old age pension shall remain 65% of the last earned net pensionable earnings.